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                                                                     EXHIBIT 2.1


                             CERTIFICATE OF MERGER
                                      OF
                             QSV PROPERTIES, INC.
                                 WITH AND INTO
                       U.S. RESTAURANT PROPERTIES, INC.


     Pursuant to the provisions of Article 3-109 of the Maryland General Corporation Law ("MGCL") and Section 252 of the Delaware General Corporation Law (the "DGCL"), the undersigned entities (the "Constituent Entities") hereby adopt the following Articles of Merger for the purpose of merging QSV Properties, Inc., a Delaware corporation ("QSV"), with and into U.S. Restaurant Properties, Inc., a Maryland corporation ("USRP").

     FIRST: An Agreement and Plan of Merger (the "Plan"), adopted in accordance with the provisions of the MGCL and the DGCL, providing for the merger (the "Merger") of QSV with and into USRP was approved by the Board of Directors of each of USRP and QSV and the stockholders of USRP and QSV.

     SECOND: The name of the Surviving Entity is U.S. Restaurant Properties, Inc. and such corporation is to be governed by the laws of the State of Maryland. The Surviving Entity shall be responsible for the payment of all fees and franchise taxes of the parties to this Certificate of Merger and such Surviving Entity shall be obligated to pay such fees and franchise taxes if the same are not timely paid.

     THIRD: The Articles of Incorporation of USRP as they shall exist immediately prior the Effective Time, shall, without amendments or changes, be the Articles of Incorporation of the Surviving Entity immediately after the Effective Time until the same shall be altered, amended or repealed as provided therein.

     FOURTH: An executed copy of the Plan is on file at the principal offices of USRP and a copy of such Plan will be furnished without cost to any stockholder of each entity party to the Plan upon written request directed to the Surviving Entity (as defined below) at 12240 Inwood Road, Suite 300, Dallas, Texas 75244.

     FIFTH: Stockholder approval was required for the Merger under the DGCL and the Merger was duly approved by the stockholders of QSV as required.

     SIXTH: The Plan was duly adopted, approved, certified, executed and acknowledged by all action of each of the Constituent Entities required by the laws of the State of Maryland, the laws of the State of Delaware and by the constituent documents of the Constituent Entities.

     SEVENTH: This Certificate of Merger shall be effective at 5:00 p.m., Dallas, Texas time, on December 29, 2000 (the "Effective Time").
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     EIGHTH: USRP, as the Surviving Entity of the Merger shall be governed by the laws of the State of Maryland. USRP has expressly agreed that it may be served with process in the State of Delaware in any proceeding for the enforcement of any obligation of QSV, as well as for the enforcement of any obligation of the Surviving Entity of the Merger, including any suit or proceeding to enforce the right of any stockholders of QSV, as determined in appraisal procedures pursuant to Section 262 of the DGCL. USRP has irrevocably appointed the Delaware Secretary of State as its agent to accept service of process in any such suit or proceedings. The address to which a copy of such process may be mailed by the Delaware Secretary of State is 12240 Inwood Road, Suite 300, Dallas, Texas 75244.

DATED: December 27, 2000

U.S. RESTAURANT PROPERTIES, INC.,       QSV PROPERTIES, INC.,
a Maryland corporation                  a Delaware corporation


By: /s/ Barbara A. Erhart              By: /s/ Fred H. Margolin
    -------------------------              --------------------
Name:  Barbara A. Erhart               Name:  Fred H. Margolin
Title: Chief Financial Officer         Title: President